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                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 4)

                    Under the Securities Exchange Act of 1934

                               The Wet Seal, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                      Class A Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961840105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Peter A. Nussbaum
                          S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------               -------------------------------------
CUSIP NO.      961840105                  PAGE 2 OF 20 PAGES
--------------------------               -------------------------------------


--------- --------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          S.A.C. Capital Advisors, LLC
--------- --------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  [ ]
                                                           (b)  [X]

--------- --------------------------------------------------------------------
    3     SEC USE ONLY

--------- --------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------- --------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)         [  ]

--------- --------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
------------------- --------- ------------------------------------------------
                       7      SOLE VOTING POWER

                              0
                    --------- ------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  4,124,525 (including 2,317,900 shares issuable
 OWNED BY                     upon exercise of warrants) (see Item 5)
   EACH             --------- ------------------------------------------------
REPORTING               9     SOLE DISPOSITIVE POWER
PERSON WITH
                              0
                    --------- ------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              4,124,525 (including 2,317,900 shares issuable upon exercise of warrants) (see Item 5)
--------- --------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          4,124,525 (including 2,317,900 shares issuable upon exercise of warrants) (see Item 5)
--------- --------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*       [  ]

--------- --------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

          9.99% (see Item 5)
--------- --------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          OO
--------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------               -------------------------------------
CUSIP NO.      961840105                  PAGE 3 OF 20 PAGES
--------------------------               -------------------------------------


--------- --------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          S.A.C. Capital Management, LLC
--------- --------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                                    (b)  [X]

--------- --------------------------------------------------------------------
    3     SEC USE ONLY

--------- --------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------- --------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)    [  ]

--------- --------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------- --------- ----------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ----------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    4,124,525 (including 2,317,900 shares issuable
 OWNED BY                       upon exercise of warrants) (see Item 5)
   EACH               --------- ----------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,124,525 (including 2,317,900 shares issuable upon exercise of warrants) (see Item 5)
--------- ------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          4,124,525 (including 2,317,900 shares issuable upon exercise of warrants) (see Item 5)
--------- ------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*   [  ]

--------- ------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.99% (see Item 5)
--------- ------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          OO
--------- ------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------               -------------------------------------
CUSIP NO.      961840105                  PAGE 4 OF 20 PAGES
--------------------------               -------------------------------------


--------- --------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          S.A.C. Capital Associates, LLC
--------- --------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   [ ]
                                                                   (b)   [X]

--------- --------------------------------------------------------------------
    3     SEC USE ONLY

--------- --------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO
--------- --------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)   [  ]

----------- ------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Anguilla, British West Indies
--------------------- --------- ----------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ----------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    4,124,525 (including 2,317,900 shares issuable
 OWNED BY                       upon exercise of warrants) (see Item 5)
   EACH               --------- ----------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,124,525 (including 2,317,900 shares issuable upon exercise of warrants) (see Item 5)
--------- ------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          4,124,525 (including 2,317,900 shares issuable upon exercise of warrants) (see Item 5)
--------- ------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*  [  ]

--------- ------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.99% (see Item 5)
--------- ------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          OO
--------- ------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------               -------------------------------------
CUSIP NO.      961840105                  PAGE 5 OF 20 PAGES
--------------------------               -------------------------------------


--------- --------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Steven A. Cohen
--------- --------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                (b)  [X]

--------- --------------------------------------------------------------------
    3     SEC USE ONLY

--------- --------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------- --------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)   [  ]

--------- --------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------- --------- ------------------------------------------------
                       7      SOLE VOTING POWER

                              0
                    --------- ------------------------------------------------
 NUMBER OF             8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                  4,124,525 (including 2,317,900 shares issuable
 OWNED BY                     upon exercise of warrants) (see Item 5)
   EACH             --------- ------------------------------------------------
 REPORTING             9      SOLE DISPOSITIVE POWER
PERSON WTIH
                              0
                    --------- ------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              4,124,525 (including 2,317,900 shares issuable upon exercise of warrants) (see Item 5)
--------- --------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          4,124,525 (including 2,317,900 shares issuable upon exercise of warrants) (see Item 5)
--------- --------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

--------- --------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.99% (see Item 5)
--------- --------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
--------- --------------------------------------------------------------------

          Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the "AMENDMENT NO. 4") amends the Schedule 13D filed on November 3, 2004 [File Number 005-41525] (the "ORIGINAL SCHEDULE 13D") as amended on November 9, 2004 (such Original Schedule 13D as amended, "AMENDMENT NO. 1"), as amended on December 16, 2004 (such Amendment No. 1 as amended, "AMENDMENT NO. 2"), and as amended on January 20, 2005 (such Amendment No. 2 as amended, "AMENDMENT NO. 3"). This Amendment No. 4 is being filed by S.A.C. Capital Associates, LLC ("SAC CAPITAL ASSOCIATES" or "SAC INVESTOR"), S.A.C. Capital Advisors, LLC ("SAC CAPITAL ADVISORS"), S.A.C. Capital Management, LLC ("SAC CAPITAL MANAGEMENT") and Steven A. Cohen ("MR. COHEN" and, together with SAC Capital Associates, SAC Capital Advisors and SAC Capital Management, the "REPORTING PERSONS") relating to the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Class A Common Stock of the Company.

          The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Entities to file jointly (the "JOINT FILING AGREEMENT") is referenced as Exhibit 1 hereto (which incorporates by reference Exhibit A of the Original Schedule 13D). Each Reporting Entity disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

          Mr. Cohen controls each of SAC Capital Advisors and SAC Capital Management. Accordingly, Mr. Cohen may be deemed to be the beneficial owner of the shares of Common Stock held by SAC Capital Associates for purposes of Rule 13d-3 under the Exchange Act. Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 is being amended and restated as follows:

          As of the date hereof, the Reporting Persons may, in the aggregate, be deemed to beneficially own 4,124,525 shares (including 2,317,900 shares issuable upon exercise of warrants) of the Common Stock (the "SHARES").

          The Shares were purchased by SAC Capital Associates with its investment capital. The Shares are held by the Reporting Persons in a commingled margin account. Such margin account is maintained at Goldman Sachs & Co., and may from time to time have debit balances. Since other securities are held in such margin account, it is not possible to determine the amounts, if any, of margin used with respect to purchase of the Shares.

ITEM 4.       PURPOSE OF TRANSACTION.

          Item 4 of the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 is being amended and restated as follows:

         SAC Capital Associates purchased shares of Common Stock because of the Reporting Entities' belief that the Company represents an attractive investment based on the Company's business prospects and strategy.

          On November 9, 2004 (the "ORIGINAL DATE"), SAC Capital Associates entered into a Securities Purchase Agreement (the "ORIGINAL SECURITIES PURCHASE AGREEMENT") with the Company and certain other investors pursuant to which SAC Capital Associates would purchase $26 million principal amount of secured convertible notes, two additional investment rights to purchase $6,435,000 and $3,867,500, respectively, of secured convertible notes, and four tranches of warrants exercisable collectively into 8,840,000 shares of Common Stock, for an aggregate purchase price of $25.4 million (SAC Capital Associates together with such other investors are referred to herein as the "ORIGINAL INVESTORS"). The Original Securities Purchase Agreement is referenced as Exhibit 2 hereto (which incorporates by reference Exhibit A of Amendment No. 1).

          On December 13, 2004, the Original Investors and certain new investors (the "NEW INVESTORS", and collectively the "INVESTORS") entered into an Amended and Restated Securities Purchase Agreement is referenced as Exhibit 3 hereto (which incorporates by reference Exhibit 3 of Amendment No. 2) (the "AMENDED AND RESTATED SECURITIES PURCHASE AGREEMENT").

          Concurrently with the execution of the Amended and Restated Securities Purchase Agreement, SAC Capital Associates delivered to the Company for cancellation its original four year Series A Warrant exercisable initially for 1,495,000 shares of common stock at an exercise price of $1.75 per share (the "ORIGINAL SERIES A WARRANT") and received a new four year Amended and Restated Series A Warrant, is referenced as Exhibit 7 hereto (which incorporates by reference Exhibit 5 of Amendment No. 2) (the "AMENDED AND RESTATED SERIES A WARRANT"), exercisable initially for 1,129,464 shares of common stock at an exercise price of $1.75 per share.

          On January 14, 2005, the Investors entered into Amendment No. 1 to the Amended and Restated Securities Purchase Agreement is referenced as Exhibit 4 hereto (which incorporates by reference Exhibit 4 of Amendment No. 3) (the "AMENDMENT NO. 1 TO THE AMENDED AND RESTATED SECURITIES PURCHASE AGREEMENT" and together with the Amended and Restated Securities Purchase Agreement and the Original Securities Purchase Agreement, the "FIRST SECURITIES PURCHASE AGREEMENT") and the closing of the transactions contemplated by the First Securities Purchase Agreement occurred (the "FIRST TRANSACTION"). Pursuant to the terms of the First Transaction, SAC Capital Associates received $27.5 million in principal amount of secured convertible seven year notes (the "NOTES") and three tranches of warrants exercisable initially into an aggregate of 6,187,500 shares of Common Stock (together with the Amended and Restated Series A Warrant, the "FIRST WARRANTS"), for a gross purchase price of $26.9 million. The notes were issued pursuant to an indenture (the "INDENTURE"), by and between the Company and The Bank of New York, as trustee (the "TRUSTEE").

          The form of Note and Indenture is referenced as Exhibit 6 hereto (which incorporates by reference Exhibit 5 of Amendment No. 3). The amended and restated forms of the First Warrants are referenced as Exhibits 7, 8, 9 and 10 hereto, respectively (which incorporates by reference Exhibits 5, 6, 7 and 8 of Amendment No. 2).

          The Notes are secured by a third lien on substantially all of the personal property assets of the Company and certain of its subsidiaries. The Notes and the liens securing the Notes are fully subordinated to the debt and liens in favor of the Company's senior lenders, pursuant to the Subordination Agreement (as defined below) and the Bridge Subordination Agreement (as defined below). The Notes and the First Warrants have full ratchet antidilution protection for any future stock issuances below their conversion or exercise price, as the case may be.

          On April 29, 2005, the Investors entered into a new Securities Purchase Agreement, which is attached hereto as Exhibit 5 (the "SECOND SECURITIES PURCHASE AGREEMENT"), pursuant to which the Company has authorized a new series of convertible preferred stock designated as Series C Convertible Preferred Stock, par value $0.10 (the "SERIES C PREFERRED STOCK"), pursuant to a Certificate of Designations, Preferences and Rights of Series C Preferred Stock, in the form attached hereto as Exhibit 11 (the "SERIES C CERTIFICATE OF DESIGNATIONS"), and a tranche of Series E Warrants, in the form attached hereto as Exhibit 12 (the "SERIES E WARRANTS"). Accordingly, at the closing of the Second Securities Purchase Agreement, the following securities will issued to SAC Capital Associates for a gross purchase price of $6.04 million (the "SECOND TRANSACTION"):

     o 6,040 shares of Series C Preferred Stock, with a stated value of $1,000 per share (the "PREFERRED STATED VALUE"), which shall be initially convertible into 2,013,333 shares of Common Stock at an initial conversion price of $3.00 (subject to adjustment as provided in the Series C Certificate of Designations, the "PREFERRED CONVERSION PRICE")); and

     o One tranche of four year Series E Warrants, with an exercise price of $3.68 per share of Common Stock (exercisable initially into 2,209,822 shares of Common Stock)

          The Series C Certificate of Designations, which was filed with the Secretary of State of Delaware on April 29, 2005, designates the terms and conditions of the Series C Preferred Stock, including, but not limited to, the following provisions:

          VOTING RIGHTS. Holders of Series C Preferred Stock will not entitled to vote on any matter required or permitted to be voted on by the holders of Common Stock.

          DIVIDENDS. Holders of Series C Preferred Stock will be entitled to receive such dividends paid and distributions made to the holders of Common Stock, whether in cash or in kind, to the same extent as if such Holder had converted Series C Preferred Stock into Common Stock prior to the applicable dividend or distribution record date.

          CONVERSION. Each share of Series C Preferred Stock will be convertible, at the option of the holder, into a number of shares of Common Stock equal to the Preferred Stated Value per share of Series C Preferred Stock divided by the Preferred Conversion Price.

          REDEMPTION. The Series C Preferred Stock is not redeemable.

          LIQUIDATION RIGHTS. In the event of the liquidation or distribution of the Company's assets, whether voluntary or involuntary, the Series C Preferred Stock shall receive its liquidation preference before payment to any class of equity securities junior in rank to the Series C Preferred Stock.

          As part of the consideration for the Second  Transaction,  SAC Capital
Associates has agreed, at the closing of the Second Transaction, to exercise Series A Warrants for 520,536 shares of Common Stock (at an aggregate exercise price of $1,171,206) and Series B Warrants for 1,650,000 shares of Common Stock (at an aggregate exercise price of $3,147,768) (collectively, the "SECOND CLOSING EXERCISE SHARES").

SAC CAPITAL ASSOCIATES IS PROHIBITED FROM CONVERTING THE NOTES OR THE SERIES C PREFERRED STOCK OR EXERCISING THE FIRST WARRANTS OR THE SERIES E WARRANTS IF AFTER SUCH CONVERSION OR EXERCISE, SAC CAPITAL ASSOCIATES WOULD BENEFICIALLY OWN MORE THAN 9.99% OF THE OUTSTANDING COMMON STOCK OF THE COMPANY.

          On November 9, 2004, the Company, SAC Capital Associates and certain of the Original Investors (the "ORIGINAL BRIDGE INVESTORS") entered into a Credit Agreement, which is referenced as Exhibit 13 hereto (which incorporates by reference Exhibit F of Amendment No. 1) (the "ORIGINAL CREDIT AGREEMENT"), pursuant to which the Original Bridge Investors made a $10 million secured term loan to the Company (the "ORIGINAL BRIDGE FACILITY").

          On December 13, 2004, SAC Capital Associates entered into assignment and acceptance agreements, by and among SAC Capital Associates, the Company and the New Investors (the "ASSIGNMENT AND ACCEPTANCE DOCUMENTS"), which are referenced as Exhibit 19 hereto (which incorporates by reference Exhibit 11 of Amendment No. 2), pursuant to which SAC Capital Associates sold and assigned an aggregate of $1,589,286 in principal amount of its interests and obligations under the Original Credit Agreement and other loan documents to the New Investors (together with the Original Bridge Investors, the "BRIDGE INVESTORS").

          On January 14, 2005, the Company and the Bridge Investors entered into First Amendment to the Credit Agreement, which is referenced as Exhibit 14 hereto (which incorporates by reference Exhibit 11 of Amendment No. 3) (the "FIRST AMENDMENT TO THE CREDIT AGREEMENT", and, together with the Original Credit Agreement, the "AMENDED CREDIT AGREEMENT").

          Pursuant to the First Amendment to the Credit Agreement, the Original Bridge Facility was amended (as amended, the "AMENDED BRIDGE FACILITY") as follows:

     o MATURITY - The maturity date of the Amended Bridge Facility has been extended until March 31, 2005 with automatic one month renewals, until a final maturity date of March 31, 2009, unless terminated by SAC Capital Associates with ten days prior written notice.

     o EXTENSION INTEREST - The Company is required to make non-refundable additional interest payments of (a) during the period from February 1, 2005 through and including February 28, 2005, 1.45% per month, (b) during the period from March 1, 2005 though and including March 31, 2005, 0.7% per month, and (c) thereafter, 1.5% per month in each case on the outstanding principal amount (including capitalized interest), payable in advance on the first business day of each month until the Amended Bridge Facility has been paid off. These payments may be capitalized, increasing the outstanding amount of the Amended Bridge Facility.

     o BASIC INTEREST - The Amended Bridge Facility continues to bear interest at a rate of 25% per annum until July 31, 2005 and 30% per annum thereafter, in each case in arrears. These payments may be capitalized, increasing the outstanding amount of the Amended Bridge Facility.

     o CONSENT - If in connection with any proposed amendment, waiver or consent requiring the consent of all lenders the consent of the required lenders, but not all lenders, is obtained, then SAC Capital Associates has the right to buy out the non-consenting lenders at a price equal to the outstanding principal amount (including any capitalized amounts), all accrued, but unpaid, interest and any other amounts due on such date with respect to such non-consenting lender's loans under the Amended Bridge Facility.

          The Amended Credit Agreement also contains various affirmative and negative covenants and specified events of default. Remedies (including, without limitation, acceleration) under the Amended Bridge Facility are subject to certain restrictions contained in an intercreditor and lien subordination agreement with the Company's senior lenders, dated November 9, 2004, which is referenced as Exhibit 16 hereto (which incorporates by reference to Exhibit G of Amendment No. 1) (the "INTERCREDITOR AGREEMENT"), as amended by the first amendment to the Intercreditor Agreement, dated January 14, 2004 (the "FIRST
AMENDMENT TO THE INTERCREDITOR AGREEMENT"), which is referenced as Exhibit 17 hereto (which incorporates by reference Exhibit 13 of Amendment No. 3).

          On April 29, 2005, the Company and the Bridge Investors further amended the Amended Credit Agreement (the "SECOND AMENDMENT TO THE CREDIT AGREEMENT") and the Intercreditor Agreement (the "SECOND AMENDMENT TO THE INTERCREDITOR AGREEMENT") to conform to the terms of the Second Transaction and related amendments to the Company's senior credit facility, which are attached hereto as Exhibits 15 and 18, respectively. Upon the closing of the Second Transaction, the Bridge Facility will be paid off in full as a deduction from the purchase price payable by each of the Bridge Investors under the Second Securities Purchase Agreement.

          On November 9, 2004, the Company, SAC Capital Associates and the Original Bridge Investors entered into a Registration Right Agreement, which is referenced as Exhibit 20 hereto (which incorporates by reference Exhibit H of Amendment No. 1) (the "ORIGINAL REGISTRATION RIGHTS AGREEMENT"). On December 13, 2004, in connection with the execution of the Amended and Restated Securities Purchase Agreement, the Company and the Investors also amended the Original Registration Rights Agreement and entered into an Amended and Restated Registration Right Agreement (the "AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT"), which is referenced as Exhibit 21 hereto (which incorporates by reference Exhibit 13 of Amendment No. 2). Under the Amended and Restated Registration Rights Agreement, as amended by the Second Securities Purchase Agreement, the Company has agreed to provide certain registration rights with respect to the securities issued under the First Securities Purchase Agreement, including the obligation of the Company to file with the SEC, as soon as practicable, but in no event later than ten (10) Business Days after the earlier of (x) May 3, 2005 and (y) the closing date of the Second Transaction, a Registration Statement on Form S-3 covering the resale of all Registrable

Securities of the Investors as defined in the Amended and Restated Registration Rights Agreement.

          On April 29, 2005, the Company and the Investors entered into a Registration Rights Agreement, which is attached hereto as Exhibit 22 (the "SECOND REGISTRATION RIGHTS AGREEMENT"), pursuant to which Company agreed to provide certain registration rights with respect to the securities issued under the Second Securities Purchase Agreement, including the obligation of the Company to file with the SEC, as soon as practicable after the closing date of the Second Transaction, but in no event later than 30 calendar days after the closing date of the Second Transaction, a Registration Statement on Form S-3 covering the resale of all Registrable Securities of the Investors as defined in the Second Registration Rights Agreement.

          On November 9, 2004, the Company, SAC Capital Associates, the other Bridge Investors and the Company's senior lenders entered into a Subordination Agreement, with respect to all fees, costs, payments, expenses, concurrent or subsequent notes or obligations of any form whatsoever relating thereto in favor of SAC Capital Associates or any of the Original Investors, which is referenced as Exhibit 23 hereto (which incorporates by reference Exhibit I of Amendment No.
1) (the "SUBORDINATION AGREEMENT").

          On January 14, 2005, the Company, SAC Capital Associates, the Trustee, the other Bridge Investors and the Company's senior lenders entered into an Amended and Restated Subordination Agreement, with respect to all fees, costs, payments, expenses, concurrent or subsequent notes or obligations of any form whatsoever relating thereto in favor of SAC Capital Associates, the Trustee or any of the Investors, which is referenced as Exhibit 24 hereto (which incorporates by reference Exhibit 18 of Amendment No. 3) (the "AMENDED AND RESTATED SUBORDINATION AGREEMENT"). On April 29, 2005, the Company and the Bridge Investors further amended the Amended and Restated Subordination Agreement, which is attached hereto as Exhibit 25 (the "AMENDMENT NO. 1 TO THE AMENDED AND RESTATED SUBORDINATION AGREEMENT") to conform to the terms of the Second Transaction.

          On January 14, 2005, the Company, SAC Capital Associates, as collateral agent for the Bridge Lenders, the Trustee, the Investors and the Company's senior lenders entered into a Bridge Subordination Agreement, with respect to all fees, costs, payments, expenses, concurrent or subsequent notes or obligations of any form whatsoever relating thereto in favor of SAC Capital
Associates or any of the Investors, which is referenced as Exhibit 26 hereto (which incorporates by reference Exhibit 19 of Amendment No. 3) (the "BRIDGE SUBORDINATION AGREEMENT").

          On April 29, 2005, the Company, SAC Capital Associates, the other Investors and the Company's senior lenders entered into a Subordination Agreement, with respect to all fees, costs, payments, expenses, concurrent or subsequent notes or obligations of any form whatsoever in favor of SAC Capital Associates or any of the Investors relating to the Second Transaction, in the form attached hereto as Exhibit 27 (the "SECOND SUBORDINATION AGREEMENT").

          On April 29, 2005, (x) certain certificates and transaction documents with respect to the Second Closing were placed into escrow with Akin Gump Strauss Hauer & Feld LLP and Schulte Roth & Zabel LLP, (y) the Company certified that all actions required to be undertaken pursuant to Section 7(a) of the Securities Purchase Agreement were completed on or prior to such date, and (z) each Investor waived each of the conditions to closing of the Second Transaction set forth in Section 7(a) of the Securities Purchase Agreement, except for Sections 7(a)(i) (delivery of securities and executed transaction documents) and (xi) (transfer agent certification of number of Common Stock outstanding) of the Securities Purchase Agreement, which constitute the only remaining conditions to each Investor's obligation to purchase the Series C Preferred Stock, and the Series E Warrants, and each Investor's obligation to exercise its Series A Warrants and Series B Warrants for the Second Closing Exercise Shares on the closing date of the Second Transaction, such waiver in the form attached hereto as Exhibit 28 (the "SECOND TRANSACTION WAIVER").

THERE IS NO GUARANTEE THAT THE SECOND TRANSACTION WILL OCCUR.

          The Reporting Persons intend to continue to review and evaluate their investment in the Company. Depending on the price and availability of funds, subsequent developments affecting the Company, the Company's business, other investment and business opportunities available to the Reporting Persons and general stock market, economic and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional shares of Common Stock or other securities of Company at any time. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

          Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Amendment No. 4. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate (and modify) plans or proposals with respect to any such matters. At the request of the Company, the Reporting Persons may provide additional assistance to the Company in the development of its business and business plan.

ITEM 5.       INTEREST IN SECURITIES OF THE COMPANY.

          Item 5 of the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 is being amended and restated as follows:

          (a) As described in Item 3, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to own 4,124,525 shares (including 2,317,900 shares issuable upon exercise of warrants) of Common Stock. These Shares represent approximately 9.99% of the shares of Common Stock outstanding based on 41,250,582 shares of the Company's Common Stock outstanding as set forth in the Second Securities Purchase Agreement.

          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

          (b) SAC Capital Associates has the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,124,525 shares of Common Stock it may be deemed to beneficially own as of the date hereof. Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

          (c) During the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of the knowledge of SAC Capital Advisors and SAC Capital Management, any of SAC Capital Advisors' or SAC Capital Management's executive officers or members.

          (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

          Item 6 of the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 is being amended and restated as follows:

          As described in Item 4 above, in connection with the Original Transaction (i) on November 9, 2004, the Company and the Original Investors entered into the Original Securities Purchase Agreement (which includes as exhibits, the forms of notes, additional investment rights and warrants which would have been issued thereunder), Credit Agreement, Intercreditor Agreement, Original Registration Right Agreement and Subordination Agreement, a copy of which is referenced as Exhibits 2, 13, 16, 20 and 23 hereto, respectively (which incorporates by reference Exhibits 2, 10, 12, 15 and 17 of Amendment No. 3);
(ii) on November 9, 2004,  the Company  issued the  Original  Series A Warrants;
(iii) on December 13, 2004, the Company and the Investors entered into the Amended and Restated Securities Purchase Agreement (which includes as exhibits, the forms of Notes and Warrants to be issued in the Amended Transaction) and the Amended and Restated Registration Rights Agreement, a copy of which is referenced as Exhibits 3 and 21 hereto, respectively (which incorporates by reference Exhibits 3 and 16 of Amendment No. 3); (iv) on December 13, 2004, the Company issued the Amended and Restated Series A Warrants; (v) on December 13, 2004, the Company, SAC Capital Associates and the New Investors entered into the Assignment Agreements, a copy of which is referenced as Exhibit 19 hereto (which incorporates by reference Exhibit 14 of Amendment No. 3); (vi) on January 14, 2005, the Company and the Investors entered into the Amendment No. 1 to the Amended and Restated Securities Purchase Agreement, Indenture, First Amendment to the Credit Agreement, First Amendment to the Intercreditor Agreement, Amended and Restated Subordination Agreement and Bridge Subordination Agreement, copies of which are referenced as Exhibits 4, 6, 14, 17, 24 and 26 hereto (which incorporates by reference Exhibits 4, 5, 11, 13, 18 and 19 of Amendment No. 3); and (vii) on January 14, 2005, the Company issued the Notes and Warrants (other than the Amended and Restated Series A Warrants previously issued).

          As described in Item 4 above, in connection with the Second Transaction, on April 29, 2005, the Company and the Investors entered into (i) the Second Securities Purchase Agreement (which includes as exhibits thereto, the Series C Certificate of Designations attached hereto as Exhibit 11 and the form of Series E Warrant attached hereto as Exhibit 12), (ii) the Second Amendment to the Credit Agreement, (iii) the Second Amendment to the Intercreditor Agreement, (iv) the Second Registration Rights Agreement, (v) the Amendment No. 1 to the Amended and Restated Subordination Agreement, (vi) the Second Subordination Agreement and (vii) the Second Transaction Waiver, which are attached hereto as Exhibits 5, 15, 18, 22, 25, 27 and 28, respectively.

          Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is referenced as Exhibit 1 hereto (which incorporates by reference Exhibit A of the Original Schedule 13D).

          Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 of the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 is being amended and restated as follows:

1.  Joint  Filing  Agreement  dated  November  3,  2004,  signed  by each of the
Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons (incorporated by reference to Exhibit A of the Original Schedule 13D).

2. Original Securities Purchase Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit A of Amendment No. 1).

3. Amended and Restated Securities Purchase Agreement dated December 13, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit 3 of Amendment No. 2).

4. Amendment No. 1 to the Amended and Restated Securities Purchase Agreement, dated January 14, 2005, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit 4 of Amendment No.
3).

5. Second Securities Purchase Agreement, dated April 29, 2005, by and among the Company, SAC Capital Associates and certain other persons.

6. Form of Convertible Note and Indenture (incorporated by reference to Exhibit 5 of Amendment No. 3).

7. Amended and Restated Form of Series A Warrant  (incorporated  by reference to
Exhibit 5 of Amendment No. 2).

8. Amended and Restated Form of Series B Warrant  (incorporated  by reference to
Exhibit 6 of Amendment No. 2).

9. Amended and Restated Form of Series C Warrant  (incorporated  by reference to
Exhibit 7 of Amendment No. 2).

10.Amended and Restated Form of Series D Warrant  (incorporated  by reference to
Exhibit 8 of Amendment No. 2).

11. Form of Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock.

12. Form of Series E Warrant.

13. Credit Agreement, dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit F of Amendment No. 1).

14. First Amendment to the Credit Agreement, dated January 14, 2005, to the Credit Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit 11 of Amendment No. 3).

15. Second Amendment to the Credit Agreement, dated April 29, 2005, to the Credit Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons.

16. Intercreditor Agreement dated November 9, 2004, by and among the Company's senior lenders and the lenders for the Bridge Facility (incorporated by reference to Exhibit G of Amendment No. 1).

17. First Amendment to the Intercreditor Agreement, dated January 14, 2005, by and among the Company's senior lenders and the lenders for the Bridge Facility (incorporated by reference to Exhibit G of Amendment No. 1).

18. Second Amendment to the Intercreditor Agreement, dated April 29, 2005, by and among the Company's senior lenders and the lenders for the Bridge Facility.

19. Assignment and Acceptance Documents, dated December 13, 2004, by and among SAC Capital Associates, the Company and the New Investors (incorporated by reference to Exhibit 11 of Amendment No. 2).

20. Original Registration Right Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit H of Amendment No. 1).

21. Amended Registration Right Agreement, dated December 13, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit 13 of Amendment No. 2).

22. Second Registration Right Agreement, by and among the Company, SAC Capital Associates and certain other persons.

23. Original Subordination Agreement dated November 9, 2004, by and among the Company's senior lender, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit I of Amendment No. 1).

24. Amended and Restated Subordination Agreement dated January 14, 2005, by and among the Company's senior lender, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit 18 of Amendment No. 3).

25. Amendment No. 1 dated April 29, 2005 to Amended and Restated Subordination Agreement dated January 14, 2005, by and among the Company's senior lender, SAC Capital Associates and certain other persons

26.  Bridge  Subordination  Agreement  dated  January 14, 2005, by and among the
Company's senior lender, The Bank of New York, as Trustee, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit 19 of Amendment No. 3).

27. Subordination Agreement, dated April 29, 2005, by and among the Company's senior lender, SAC Capital Associates and certain other persons.

28. Waiver and Consent, dated April 29, 2005, by and among the Company, SAC Capital Associates and certain other persons.

                                   SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2005

S.A.C. CAPITAL ADVISORS, LLC




By:  /s/ Peter Nussbaum
     ------------------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

S.A.C. CAPITAL MANAGEMENT, LLC





By:  /s/ Peter Nussbaum
     ------------------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC




By:  /s/ Peter Nussbaum
     ------------------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person


STEVEN A. COHEN


By:  /s/ Peter Nussbaum
     ------------------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

                                  EXHIBIT INDEX

1.  Joint  Filing  Agreement  dated  November  3,  2004,  signed  by each of the
Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons (incorporated by reference to Exhibit A of the Original Schedule 13D).

2. Original Securities Purchase Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit A of Amendment No. 1).

3. Amended and Restated Securities Purchase Agreement dated December 13, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit 3 of Amendment No. 2).

4. Amendment No. 1 to the Amended and Restated Securities Purchase Agreement, dated January 14, 2005, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit 4 of Amendment No.
3).

5. Second Securities Purchase Agreement, dated April 29, 2005, by and among the Company, SAC Capital Associates and certain other persons.

6. Form of Convertible Note and Indenture (incorporated by reference to Exhibit 5 of Amendment No. 3).

7. Amended and Restated Form of Series A Warrant  (incorporated  by reference to
Exhibit 5 of Amendment No. 2).

8. Amended and Restated Form of Series B Warrant  (incorporated  by reference to
Exhibit 6 of Amendment No. 2).

9. Amended and Restated Form of Series C Warrant  (incorporated  by reference to
Exhibit 7 of Amendment No. 2).

10.Amended and Restated Form of Series D Warrant  (incorporated  by reference to
Exhibit 8 of Amendment No. 2).

11. Form of Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock.

12. Form of Series E Warrant.

13. Credit Agreement, dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit F of Amendment No. 1).

14. First Amendment to the Credit Agreement, dated January 14, 2005, to the Credit Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit 11 of Amendment No. 3).

15. Second Amendment to the Credit Agreement, dated April 29, 2005, to the Credit Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons.

16. Intercreditor Agreement dated November 9, 2004, by and among the Company's senior lenders and the lenders for the Bridge Facility (incorporated by reference to Exhibit G of Amendment No. 1).

17. First Amendment to the Intercreditor Agreement, dated January 14, 2005, by and among the Company's senior lenders and the lenders for the Bridge Facility (incorporated by reference to Exhibit G of Amendment No. 1).

18. Second Amendment to the Intercreditor Agreement, dated April 29, 2005, by and among the Company's senior lenders and the lenders for the Bridge Facility.

19. Assignment and Acceptance Documents, dated December 13, 2004, by and among SAC Capital Associates, the Company and the New Investors (incorporated by reference to Exhibit 11 of Amendment No. 2).

20. Original Registration Right Agreement dated November 9, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit H of Amendment No. 1).

21. Amended Registration Right Agreement, dated December 13, 2004, by and among the Company, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit 13 of Amendment No. 2).

22. Second Registration Right Agreement, by and among the Company, SAC Capital Associates and certain other persons.

23. Original Subordination Agreement dated November 9, 2004, by and among the Company's senior lender, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit I of Amendment No. 1).

24. Amended and Restated Subordination Agreement dated January 14, 2005, by and among the Company's senior lender, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit 18 of Amendment No. 3).

25. Amendment No. 1 dated April 29, 2005 to Amended and Restated Subordination Agreement dated January 14, 2005, by and among the Company's senior lender, SAC Capital Associates and certain other persons

26.  Bridge  Subordination  Agreement  dated  January 14, 2005, by and among the
Company's senior lender, The Bank of New York, as Trustee, SAC Capital Associates and certain other persons (incorporated by reference to Exhibit 19 of Amendment No. 3).

27. Subordination Agreement, dated April 29, 2005, by and among the Company's senior lender, SAC Capital Associates and certain other persons.

28. Waiver and Consent, dated April 29, 2005, by and among the Company, SAC Capital Associates and certain other persons.